Exhibit (a)(5)(iii)
RealNetworks Successfully Completes Tender Offer for WiderThan
Subsequent Offering Period To Be Provided
SEATTLE—Oct. 30, 2006—RealNetworks, Inc. (NASDAQ: RNWK) today announced the final results of its tender offer to purchase up to all of the issued and outstanding common shares and American Depository Shares (“ADSs”) of WiderThan Co., Ltd. (NASDAQ: WTHN) at a price of $17.05 per common share and per ADS, or approximately $350 million. The tender offer was made pursuant to the Offer to Purchase and Letter of Transmittal, each filed with the Securities and Exchange Commission on September 29, 2006, as amended and supplemented. The tender offer expired on October 27, 2006, at 12:00 midnight, New York City time.
As a result of the successful tender offer, WiderThan will become a majority-owned subsidiary of RealNetworks. Based on the final count of the depositaries for the tender offer, an aggregate of 2,840,329 common shares and 15,905,999 ADSs, together representing approximately 95% of the outstanding common shares, including common shares underlying ADSs of WiderThan, were validly tendered and not withdrawn prior to the expiration of the offer. All shares validly tendered and not withdrawn were accepted for payment, and RealNetworks will promptly pay for such shares through the depositaries for the tender offer.
“We are thrilled to bring the WiderThan team into the RealNetworks family,” said Rob Glaser, chairman and CEO of Real. “WiderThan’s tradition of innovation and great service to wireless carriers has made WiderThan a respected leader in mobile entertainment. Our combined company is very well positioned to lead the next generation of digital media delivery, and we’re looking forward to successfully capitalizing on the great opportunities in front of us.”
RealNetworks also announced that it will provide a subsequent offering period of ten business days, expiring at 12:00 midnight, New York City time, on November 10, 2006, unless extended. During the subsequent offering period, holders of WiderThan common shares and ADSs that were not previously tendered in the offer may tender their common shares and ADSs in exchange for $17.05 per common share and per ADS on the same terms that applied prior to the initial expiration of the offer. RealNetworks will pay for any common shares and ADSs tendered in the subsequent offering period promptly after such common shares and ADSs are validly tendered. Common shares and ADSs that are properly tendered, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, pursuant to Rule 14d-7(a)(2) under the Securities and Exchange Act of 1934, as amended. The purpose of the subsequent offering period is to enable holders of WiderThan common shares and ADSs who did not tender their shares prior to the initial expiration of the offer to participate in the offer and receive the $17.05 net per common share and per ADS in cash on an expedited basis. All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by RealNetworks.
WiderThan is a leading provider of ringback tones, music-on-demand and other mobile entertainment services to more than 50 wireless carriers in more than 25 countries including leading carriers such as SK Telecom in South Korea, Verizon Wireless in the U.S., and Bharti Airtel in India. For the six months ended June 30, 2006, WiderThan achieved $61.9 million in revenue, an increase of 39% over the same period in 2005. Net income for the first six months of 2006 was $7.4 million, an increase of 79% from the prior year. As of June 30, 2006, WiderThan had approximately $93 million of cash, cash equivalents and short-term financial instruments.

Real and WiderThan have a heritage of innovation that has enabled popular consumer services including music, casual games and video services. This acquisition is complementary to RealNetworks’ strategy of providing end-to-end digital media solutions to partners such as Cingular, Comcast, Sprint and Telmex. The companies’ geographic footprints are complementary, with both companies enjoying market penetration in North America, while RealNetworks is strong in Europe, and WiderThan in Asia. This acquisition also provides RealNetworks with technology and customer relationships to extend its market-leading music subscription service into the rapidly growing mobile music space.
Real plans to discuss this transaction and its effect on the overall business during its next quarterly earnings call scheduled for November 6, 2006, 5:00 p.m. ET. Details can be found at http://investor.realnetworks.com/.
For More Information Contact
For RealNetworks:
Press: Bill Hankes, RealNetworks, (206) 892-6614, bhankes@realnetworks.com
Financial: Roy Goodman, RealNetworks, (206) 674-2330, rgoodman@realnetworks.com
For WiderThan:
Press: Melissa Mirabile, Fleishman-Hillard for WiderThan (914) 841-5180, melissa.mirabile@fleishman.com
Financial: Tania Almond, WiderThan, (571) 521-1080, ir@widerthan.com
ABOUT REALNETWORKS
RealNetworks, Inc. is a leading creator of digital media services and software including Rhapsody®, RealPlayer® 10 and casual PC and mobile games. Broadcasters, network operators, media companies and enterprises use RealNetworks’ products and services to create and deliver digital media to PCs, mobile phones and consumer electronic devices. Consumers can access and experience audio/video programming and download RealNetworks’ consumer software at http://www.real.com. RealNetworks’ systems and corporate information are located at http://www.realnetworks.com.
Notice to Investors
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY WIDERTHAN COMMON SHARES AND AMERICAN DEPOSITARY SHARES IS MADE PURSUANT TO THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS THAT REALNETWORKS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 2006. WIDERTHAN SHAREHOLDERS AND OTHER INVESTORS SHOULD READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. WIDERTHAN SHAREHOLDERS AND OTHER INVESTORS CAN OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO’, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.